SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

IMANAGE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45245Y105

(CUSIP Number)

Horace L. Nash, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 Phone: 650-988-8500	Martin W. Brauns Chief Executive Officer Interwoven, Inc. 803 11th Avenue Sunnyvale, CA 94089 (408) 774-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45245y105	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Interwoven, Inc., I.R.S. Identification No. 77-0523543

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑ Not applicable.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 5,212,177 shares of common stock[1]

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,212,177 shares of common stock[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% of common stock[2]

14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	This number of shares of common stock is subject to voting agreements (the “Voting Agreements”), dated August 6, 2003 between Interwoven and certain officers and directors of iManage, Inc., described in Items 4 and 5 below, which collectively provide that the Reporting Person shall have the power to vote or direct the vote of a number of shares of Issuer Common Stock (defined below) equal to 20.8% of the total outstanding shares of Issuer Common Stock with respect to matters specified in the Voting Agreements in connection with any meeting or action by written consent of the stockholders of Issuer. Of the 5,212,177 shares, 545,443 shares are issuable upon exercise of outstanding options which are either vested or will vest within 60 days of August 6, 2003. Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock subject to the Voting Agreements.

[2]	Based on 24,488,428 shares of Issuer Common Stock outstanding as of August 6, 2003, as represented by the Issuer and the issuance of 545,443 shares of Issuer common stock upon the exercise of outstanding options which either are vested or will vest within 60 days of August 6, 2003 as identified in footnote 1 above.

Page 2 of 6 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.001 (the “Common Stock”) of iManage, Inc., a Delaware corporation (“iManage” or the “Issuer”). The principal executive offices of iManage are located at 950 Tower Lane, Foster City, California 94404.

Item 2.	Identity and Background.

(a)    The name of the corporation filing this statement is Interwoven, Inc., a Delaware corporation, hereinafter sometimes referred to as “Interwoven” or the “Reporting Person.”

(b)    The address of Interwoven’s principal office is 803 11th Avenue, Sunnyvale, California 94089.

(c)    Interwoven provides software products and services for enterprise content management, which helps customers automate the process of developing, managing and deploying content assets used in business applications.

(d)    Neither Interwoven nor, to Interwoven’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Neither Interwoven nor, to Interwoven’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)    To Interwoven’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Interwoven as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated as of August 6, 2003, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), by and among Interwoven, iManage and Mahogany Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Interwoven (“Merger Sub”), and subject to the conditions set forth therein, it is contemplated that iManage will be merged with and into Merger Sub (the “Merger”). At the effective time of the Merger, iManage will cease to exist as a corporation and all of the business, assets, liabilities and obligations of iManage will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly-owned direct subsidiary of Interwoven.

As an inducement for Interwoven to enter into the Merger Agreement and in consideration thereof, certain officers and directors of iManage set forth on Schedule B (collectively, the “Stockholders”), entered into individual Voting Agreements with Interwoven, dated August 6, 2003, the form of which is attached hereto as Exhibit 2 (the “Voting Agreement”) and more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of iManage Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Interwoven did not pay additional consideration to Stockholders who entered into a Voting Agreement. Each of the Stockholders also granted Interwoven and Merger Sub an irrevocable proxy (the “Proxy”).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement (and Proxy) included as Exhibit 2 to this Schedule 13D, respectively, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Page 3 of 6 Pages

Item 4.	Purpose of Transaction.

(a) – (b)    As described in Item 3 above, this Schedule 13D relates to the potential acquisition of iManage by Interwoven pursuant to which, at the effective time of the Merger, all of the outstanding shares of Common Stock of iManage will be purchased by Interwoven and iManage will be merged with and into the Merger Sub, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Interwoven.

The purpose of the Merger is for Interwoven to acquire the Issuer pursuant to the Merger Agreement. To induce Interwoven to enter into the Merger Agreement, the Stockholders entered into Voting Agreements. The purpose of the Voting Agreements is to enable Interwoven and iManage to consummate the transactions contemplated under the Merger Agreement.

The Merger Agreement provides that, at the effective time of the Merger, each outstanding share of iManage Common Stock will be converted into the right to receive 2.0943 shares of Interwoven common stock (the “Exchange Ratio”) and $1.20 in cash, without interest. In addition, each outstanding option to purchase shares of iManage common stock will be assumed by Interwoven and converted into an option to purchase shares of Interwoven common stock, in a number and at an exercise price appropriately adjusted to reflect a modified version of the Exchange Ratio, which equals 2.0943 plus the fraction of (a) $1.20 divided by (b) the 5-day trailing average of the closing price of Interwoven common stock as reported on the NASDAQ National Market as of the trading day immediately preceding the date on which the transaction is completed.

The Stockholders have, by executing Voting Agreements, agreed to vote all of the shares of Issuer Common Stock (the “Shares”) beneficially owned by them at every meeting of stockholders and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof; (ii) in favor of any matter that could be reasonably expected to facilitate the Merger, including waiving any notice that may be required relating to the Merger; (iii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of iManage’s assets or capital stock by any person (other than Interwoven); (iv) against any matter that could reasonably be expected to facilitate any acquisition or purchase of iManage’s assets or capital stock by any person (other than Interwoven); and (v) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement. The Stockholders may vote the Shares on all other matters submitted to the stockholders of iManage for their approval. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its term; (ii) such date and time as the Merger shall have been consummated; and (iii) such date and time as agreed upon in writing by the parties to the Voting Agreements. Together with the Voting Agreements, the Stockholders delivered irrevocable proxies to Interwoven and Merger Sub granting Interwoven’s executive officers and directors the right to vote their shares of Issuer Common Stock in accordance with the Stockholders’ obligations under the Voting Agreements described above.

Page 4 of 6 Pages

(c)    Not applicable.

(d)    It is anticipated that upon consummation of the Merger, the officers and directors of the Merger Sub shall be the current officers and directors of Merger Sub, until their respective successors are duly elected or appointed and qualified.

(e)    Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f)    Not applicable.

(g)    Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub shall be the current Certificate of Incorporation and Bylaws of Merger Sub.

(h) – (i)    If the Merger is consummated as planned, the Issuer Common Stock will cease to be quoted on the NASDAQ National Market and it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)    Other than described above, Interwoven currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of this Schedule 13D (although Interwoven reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement (and Proxy) included as Exhibit 2 to this Schedule 13D, respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)    As a result of the Voting Agreements, Interwoven may be deemed to be the beneficial owner of 5,212,177 shares of Issuer Common Stock. This number of shares represents approximately 20.8% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of August 5, 2003 (as represented by the Issuer in the Merger Agreement discussed in Item 3 and Item 4 above). Interwoven may be deemed to have the shared power to vote the Shares with respect to the matters described above. However, Interwoven (i) is not entitled to any rights as a stockholder of Issuer as to the Shares and (ii) disclaims any beneficial ownership of the Shares. Nothing herein shall be deemed to be an admission by Interwoven as to the beneficial ownership of any Shares.

Page 5 of 6 Pages

To Interwoven’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to this Schedule 13D.

(c)    To Interwoven’s knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d)    To Interwoven’s knowledge, no person other than the Stockholders listed on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of Interwoven, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including Schedule A hereto) and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Interwoven is obligated to pay Lehman Brothers Inc. investment banking and financial advisor fees in connection with the Merger.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of August 6, 2003, by and among Interwoven, Inc., Mahogany Acquisition Corporation and iManage, Inc. (incorporated by reference from Exhibit 2.01 to the Interwoven, Inc. Form 8-K dated August 8, 2003 and filed with the Securities and Exchange Commission on August 8, 2003).

2	Form of Voting Agreement, dated August 6, 2003, by and among Interwoven, Inc., Mahogany Acquisition Corporation and certain shareholders and/or optionholders of iManage, Inc.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2003	INTERWOVEN, INC.

	By:	/s/ DAVID M. ALLEN
David M. Allen Senior Vice President and Chief Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Interwoven, Inc.

The following table sets for the name, business address and present principal occupation or employment of each director and executive officer of Interwoven, Inc. Except as indicated below, the business address of each person is c/o Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089. Each person listed below is a citizen of the United States.

Directors
Name and Address (as applicable)	Title/ Occupation
Martin W. Brauns	Chief Executive Officer and Chairman of the Board, Interwoven, Inc.

Kathryn C. Gould	Managing Member, Foundation Capital

Frank J. Fanzilli, Jr.	Independent Business Consultant

Ronald E.F. Codd	Independent Business Consultant

Anthony Zingale	Retired

Officers
Name	Title
Martin W. Brauns	Chief Executive Officer and Chairman of the Board, Interwoven, Inc.

David M. Allen	Senior Vice President, Chief Financial Officer and Secretary

John Bara	Senior Vice President of Marketing

Scipio Maximus Carnecchia	Senior Vice President Americas and EMEA Sales

Alex Choy	Senior Vice President of Engineering

Jack S. Jia	Senior Vice President and Chief Technical Officer

Steven J. Martello	Senior Vice President of Client Services

Schedule B

Stockholders Party to a Voting Agreement with Interwoven, Inc.

The following table sets for the name and principal occupation or employment of each stockholder of iManage that has entered into a Voting Agreement with Interwoven in connection with the Merger Agreement, and the aggregate number of shares of iManage Common Stock beneficially owned by each such Stockholder as of August 5, 2003 subject to such Voting Agreement. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o iManage, Inc., 950 Tower Lane, Suite 500, Foster City, CA 94404.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to Voting Agreement	Percent of Class (%)[3]

Mahmood Panjwani Rafiq Mohammandi Moez Virani	2,632,458 2,349,525 230,194	10.5 9.4 0.9

[3]	Based on 24,488,428 shares of iManage Common Stock outstanding as of August 6, 2003 (as represented by the issuer) and assuming the issuance of 545,443 shares of iManage Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 6, 2003.

Exhibit Index

No.	Title
2	Form of Voting Agreement, dated August 6, 2003, by and among Interwoven, Inc., Mahogany Acquisition Corporation and certain shareholders and/or optionholders of iManage, Inc.